SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule TO
(Amendment No. 4)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Fidelity National Information Services, Inc.
(Name of Subject Company (Issuer))
Fidelity National Information Services, Inc.
(Name of Filing Person (Offeror))
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
31620M106
(CUSIP Number of Class of Securities)
Michael L. Gravelle, Esq.
Corporate Executive Vice President, Chief Legal Officer and Corporate Secretary
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
Telephone: (904) 854-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Lawrence S. Makow, Esq.
Matthew M. Guest, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,500,000,000	$178,250

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 80,645,161 outstanding shares of common stock, par value $.01 per share, are being purchased at the maximum possible tender offer price of $31.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million of the value of the transaction.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $178,250	Filing Party: Fidelity National Information Services, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 6, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange (“SEC”) on July 6, 2010 and amended by Amendment No. 1 filed with the SEC on July 9, 2010, Amendment No. 2 filed with the SEC on July 21, 2010, and Amendment No. 3 filed with the SEC on July 23, 2010 (as amended, the “Schedule TO”) by Fidelity National Information Services, Inc., a Georgia corporation (“FIS” or the “Company”). The Schedule TO relates to the tender offer by FIS, to purchase, for not more than $2,500,000,000 in cash, up to 86,206,896 shares of its common stock, par value $.01 per share, at a price of not more than $31.00 nor less than $29.00 per share in cash, without interest and subject to additional withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 6, 2010 (as it may be amended or supplemented, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the “Tender Offer.”
     This Amendment No. 4 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All information in the Tender Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 4, except that such information is hereby amended and supplemented to the extent specifically provided for herein.
Item 11. Additional Information.
     On August 4, 2010, FIS issued a news release announcing the preliminary results of the Tender Offer, which expired at 5:00 p.m., New York City time, on Tuesday, August 3, 2010. A copy of the news release is filed as Exhibit (a)(5)(M) and incorporated herein by reference.
Item 12. Exhibits.
Item 12—Exhibit Index of the Schedule TO is hereby amended to add the following exhibit to the exhibit index:
     Exhibit (a)(5)(M)—News Release, dated August 4, 2010
A restatement of the exhibit index, giving effect to the above addition, is included in this Amendment No. 4 following the signature page hereto.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
By:	/s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	Corporate Executive Vice President, Chief Legal Officer, and Corporate Secretary

Dated: August 4, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 6, 2010. (1)

(a)(1)(B)	Letter of Transmittal. (1)

(a)(1)(C)	Notice of Guaranteed Delivery. (1)

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated July 6, 2010. (1)

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated July 6, 2010. (1)

(a)(1)(F)	Letter to Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan Participants, dated July 6, 2010. (1)

(a)(1)(G)	Direction Form for Participants in the Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan. (1)

(a)(1)(H)	Letter to Metavante Retirement Program Participants, dated July 6, 2010. (1)

(a)(1)(I)	Direction Form for Participants in the Metavante Retirement Program. (1)

(a)(1)(J)	Letter to NYCE Corporation Employee’s Tax Deferred Savings Plan Participants, dated July 6, 2010. (1)

(a)(1)(K)	Direction Form for Participants in the NYCE Corporation Employee’s Tax Deferred Savings Plan. (1)

(a)(1)(L)	Instructions for Tender through Conditional Exercise of Options. (1)

(a)(1)(M)	Option Election Form. (1)

(a)(1)(N)	Information For Employees—Important Dates for Tender Offer. (2)

(a)(1)(O)	Information For Employees—Frequently Asked Questions Relating to Your Participation in the Tender Offer. (4)

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Summary Advertisement. (1)

(a)(5)(B)	News Release, dated May 18, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on May 18, 2010).

(a)(5)(C)	Employee Communication, dated May 18, 2010 (incorporated by reference to Exhibit 99.2 to FIS’ Schedule TO-C filed on May 18, 2010).

Exhibit No.	Description
(a)(5)(D)	News Release, dated May 25, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on May 26, 2010).

(a)(5)(E)	Employee Communication, dated May 25, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on May 26, 2010).

(a)(5)(F)	Presentation materials for use at the investor and analyst conference on June 9, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on June 9, 2010).

(a)(5)(G)	Press Release, dated June 29, 2010 (incorporated by reference to Exhibit 99.1 to FIS’ Schedule TO-C filed on June 29, 2010).

(a)(5)(H)	News release, dated July 6, 2010 (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K filed on July 6, 2010).

(a)(5)(I)	Press Release, dated July 8, 2010 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on July 9, 2010).

(a)(5)(J)	Press Release, dated July 16, 2010 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on July 20, 2010 that contained Item 1.01, Item 2.03, Item 8.01 and Item 9.01 disclosures).

(a)(5)(K)	Report of Second Quarter 2010 Financial Results. (3)

(a)(5)(L)	Transcript of FIS Secured Quarter 2010 Earnings Call. (4)

(a)(5)(M)	News Release, dated August 4, 2010

(b)(1)	Amendment and Restatement Agreement dated as of June 29, 2010 by and among FIS, the other financial institutions party thereto as Lenders, JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer and Bank of America, N.A., as Swing Line Lender, including as Exhibit A thereto the Amended and Restated Credit Agreement dated as of January 18, 2007, and amended and restated as of June 29, 2010, among FIS, the other borrowers, the parties signatory thereto from time to time as Lenders, JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and Bank of America, N.A., as Swing Line Lender (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed July 2, 2010).

(b)(2)	Receivable Purchase Agreement, dated as of October 1, 2009, among FIS Receivable SPV, LLC, as seller, Fidelity National Information Services, Inc., as servicer, Fidelity Information Services, Inc., eFunds Corporation, Fidelity National Card Services, Inc., and Intercept, Inc., as initial receivables administrators, the banks and other financial institutions party thereto, as purchasers, and JPMorgan Chase Bank, N.A., as agent, J.P. Morgan Securities, Inc., as sole lead arranger and sole bookrunner (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed October 2, 2009).

(b)(3)	Omnibus Amendment No. 1 (the “Omnibus Amendment”) to Receivables Purchase Agreement, Receivables Sale Agreement and Guaranty dated June 30, 2010, among FIS Receivables SPV, LLC, FIS, each subsidiary of FIS party thereto as an originator, each subsidiary of FIS party thereto as a guarantor, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the purchasers party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed July 2, 2010).

Exhibit No.	Description
(b)(4)	Indenture, dated as of July 16, 2010, among Fidelity National Information Services, Inc., as issuer, the subsidiaries of FIS listed on the signature page thereto and The Bank of New York Mellon Trust Company, N.A., a New York banking corporation, as trustee (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed July 20, 2010 that contained Item 1.01, Item 2.03, Item 8.01 and Item 9.01 disclosures).

(b)(5)	Joinder Agreement, dated as of July 16, 2010, by and among FIS, each joinder lender listed on the signature pages thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed July 20, 2010 that contained Item 1.01, Item 2.03, Item 8.01 and Item 9.01 disclosures).

(d)(1)	Registration Rights Agreement, dated as of February 1, 2006, among Fidelity National Information Services, Inc. and the security holders named therein (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on February 6, 2006).

(d)(2)	Certegy Inc. Executive Life and Supplemental Retirement Benefit Plan (incorporated by reference to Exhibit 10.13 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(3)	Grantor Trust Agreement, dated as of July 8, 2001, between Certegy Inc. and Wachovia Bank, N.A. (incorporated by reference to Exhibit 10.15 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(4)	Grantor Trust Agreement, dated as of July 8, 2001 and amended and restated as of December 5, 2003, between Certegy Inc. and Wachovia Bank, N.A. (incorporated by reference to Exhibit 10.15(a) to Annual Report on Form 10-K filed on February 17, 2004).

(d)(5)	Certegy Inc. Non-Employee Director Stock Option Plan, effective as of June 15, 2001 (incorporated by reference to Exhibit 10.24 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(6)	Certegy Inc. Deferred Compensation Plan, effective as of June 15, 2001 (incorporated by reference to Exhibit 10.25 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(7)	Certegy 2002 Bonus Deferral Program Terms and Conditions (incorporated by reference to Exhibit 10.29 to Annual Report on Form 10-K filed on March 25, 2002).

(d)(8)	Form of Certegy Inc. Annual Incentive Plan (incorporated by reference to Exhibit 10.46 to Current Report on Form 8-K filed on February 10, 2005).

(d)(9)	Form of Certegy Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.47 to Annual Report on Form 10-K filed on March 11, 2005).

(d)(10)	Form of Certegy Inc. Stock Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.48 to Annual Report on Form 10-K filed on March 11, 2005).

(d)(11)	Form of Certegy Inc. Stock Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.49 to Annual Report on Form 10-K filed on March 11, 2005).

(d)(12)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Fidelity National Information Services, Inc. (f/k/a Certegy Inc.) Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on March 25, 2008).

Exhibit No.	Description
(d)(13)	Fidelity National Information Services, Inc. 2005 Stock Incentive Plan, effective as of March 9, 2005 (incorporated by reference to Exhibit 10.84 to Annual Report on Form 10-K of Fidelity National Financial, Inc. filed on March 16, 2005).

(d)(14)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 99.10 to Current Report on Form 8-K filed on February 6, 2006).

(d)(15)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 99.11 to Current Report on Form 8-K filed on February 6, 2006).

(d)(16)	Amended and Restated Certegy Inc. Stock Incentive Plan, effective as of June 15, 2001 and amended and restated as of October 23, 2006 (incorporated by reference to Annex B to Amendment No. 1 to Registration Statement on Form S-4 filed on September 19, 2006).

(d)(17)	Form of Amendment to Change in Control Letter Agreements (incorporated by reference to Exhibit 99.36 to Current Report on Form 8-K filed on February 6, 2006).

(d)(18)	Fidelity National Financial, Inc. Amended and Restated 2001 Stock Incentive Plan, amended and restated as of July 24, 2001 and as of November 12, 2004 and effective as of December 16, 2004 (incorporated by reference to Annex B to Definitive Proxy Statement on Schedule 14A of Fidelity National Financial, Inc. filed on November 15, 2004).

(d)(19)	Micro General Corporation 1999 Stock Incentive Plan, effective as of November 17, 1999 (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8 of Micro General Corporation filed on February 1, 2000).

(d)(20)	Form of Stock Option Agreement and Notice of Stock Option Grant under Fidelity National Information Services, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Fidelity National Financial, Inc. filed on March 21, 2005).

(d)(21)	Sanchez Computer Associates, Inc. Amended and Restated 1995 Equity Compensation Plan, effective as of October 9, 1995 (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-8 of Fidelity National Financial, Inc. filed on April 15, 2004).

(d)(22)	InterCept Group, Inc. Amended and Restated 1996 Stock Option Plan, InterCept, Inc. 2002 Stock Option Plan and InterCept, Inc. G. Lynn Boggs 2002 Stock Option Plan, all amended and restated as of November 8, 2004 (incorporated by reference to Exhibits 99.2, 99.3 and 99.4, respectively, to Registration Statement on Form S-8 of Fidelity National Financial, Inc. filed on November 23, 2004).

(d)(23)	Fidelity National Financial Inc. 2004 Omnibus Incentive Plan, effective as of December 16, 2004 (incorporated by reference to Annex A to Definitive Proxy Statement on Schedule 14A of Fidelity National Financial, Inc. filed on November 15, 2004).

(d)(24)	Notice of Stock Option Grant under Fidelity National Financial, Inc. 2004 Omnibus Incentive Plan, effective as of August 19, 2005 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Fidelity National Financial, Inc. filed on August 25, 2005).

(d)(25)	Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan, effective as of May 29, 2008 (incorporated by reference to Annex A to Definitive Proxy Statement on Schedule 14A filed on April 15, 2008).

Exhibit No.	Description
(d)(26)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.50 to Annual Report on Form 10-K filed on February 27, 2009).

(d)(27)	Form of Notice of Stock Option Grant and Stock Option Agreement under Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.51 to Annual Report on Form 10-K filed on February 27, 2009).

(d)(28)	Restricted Stock Unit Award Agreement under the Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan, dated as of October 1, 2009, between William P. Foley and Fidelity National Information Services, Inc. (incorporated by reference to Exhibit 10.14 to Current Report on Form 8-K filed on October 2, 2009).

(d)(29)	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan for November 2009 grants. (incorporated by reference to Exhibit 10.32 to Annual Report on Form 10-K filed on February 26, 2010).

(d)(30)	Fidelity National Information Services, Inc. Employee Stock Purchase Plan, effective as of March 16, 2006 (incorporated by reference to Annex C to Amendment No. 1 to Registration Statement on Form S-4 filed on September 19, 2006).

(d)(31)	Amended and Restated Metavante 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to FIS’ Post-Effective Amendment No. 1 on Form S-8 to Form S-4 filed on October 1, 2009).

(d)(32)	Form of Metavante Non-Statutory Stock Option Award — Certificate of Award Agreement for grants made between November 2007 and October 2008 (incorporated by reference to Exhibit 10.10(a) to Metavante Technologies, Inc.’s Current Report on Form 8-K filed on November 6, 2007).

(d)(33)	Form of Metavante Non-Statutory Stock Option Award — Certificate of Award Agreement for grants made in November 2008 (incorporated by reference to Exhibit 10.10(b) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

(d)(34)	Form of Metavante Non-Statutory Stock Option Award — Certificate of Award Agreement for Frank R. Martire, Michael D. Hayford, Frank G. D’Angelo and Donald W. Layden, Jr. for grants made in November 2008 (incorporated by reference to Exhibit 10.10(c) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

(d)(35)	Form of Metavante Restricted Stock Award — Certificate of Award Agreement for grants made in November and December 2007 (incorporated by reference to Exhibit 10.10(b) to Metavante Technologies, Inc.’s Current Report on Form 8-K filed on November 6, 2007).

(d)(36)	Form of Metavante Restricted Stock Award — Certificate of Award Agreement for grants made in January 2008 (incorporated by reference to Exhibit 10.10(e) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

(d)(37)	Metavante Restricted Stock Award — Certificate of Award Agreement between Metavante Technologies, Inc. and Timothy C. Oliver dated November 12, 2007 (incorporated by reference to Exhibit 10.10(f) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

(d)(38)	Form of Metavante Performance Share Award — Certificate of Award Agreement (incorporated by reference to Exhibit 10.10(g) to Metavante Technologies, Inc.’s Annual Report on Form 10-K filed on February 20, 2009).

Exhibit No.	Description
(d)(39)	Form of Metavante Restricted Stock Agreement for grants made to Frank R. Martire and Frank G. D’Angelo on October 2, 2009 (incorporated by reference to Exhibit 10.42 to Annual Report on Form 10-K filed on February 26, 2010).

(d)(40)	Form of Metavante Stock Option Agreement for grants made to Frank R. Martire, Michael D. Hayford, Frank G. D’Angelo and Brian Hurdis on October 2, 2009 (incorporated by reference to Exhibit 10.43 to Annual Report on Form 10-K filed on February 26, 2010).

(d)(41)	Form of Stock Option Agreement for grants made in November 2009 under the Metavante 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.44 to Annual Report on Form 10-K filed on February 26, 2010).

(d)(42)	Form of Restricted Stock Agreement for grants made in November 2009 under the Metavante 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.45 to Annual Report on Form 10-K filed on February 26, 2010).

(d)(43)	Fidelity National Information Services, Inc. Annual Incentive Plan, effective as of October 23, 2006 (incorporated by reference to Annex D to Amendment No. 1 to Registration Statement on Form S-4 filed on September 19, 2006).

(d)(44)	Form of Fidelity National Information Services, Inc. (f/k/a Certegy Inc.) Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.56 to Annual Report on Form 10-K filed on March 1, 2007).

(d)(45)	Investment Agreement, dated as of March 31, 2009, by and between Fidelity National Information Services, Inc. and the investors party thereto (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-4 filed on May 4, 2009).

(d)(46)	Shareholders Agreement, dated as of March 31, 2009, by and among Fidelity National Information Services, Inc., WPM, L.P. (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed May 4, 2009).

(d)(47)	Stock Purchase Right Agreement, dated as of March 31, 2009, by and among Fidelity National Information Services, Inc., WPM, L.P. and Metavante Technologies, Inc. (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed May 4, 2009).

(d)(48)	Registration Rights Agreement, dated as of July 16, 2010, by and among Fidelity National Information Services, Inc., the subsidiaries of FIS listed on the signature page thereto and Banc of America Securities LLC, Goldman, Sachs & Co., J.P. Morgan Securities Inc., and Wells Fargo Securities, LLC, as representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed July 20, 2010 that contained Item 1.01, Item 2.03, Item 8.01 and Item 9.01 disclosures).

(g)	Not applicable.

(h)	Not applicable.

(1)	Previously filed as exhibits to the initial Schedule TO, filed on July 6, 2010.

(2)	Previously filed as exhibits to Amendment No. 1 to the Schedule TO, filed on July 9, 2010.

(3)	Previously filed as an exhibit to Amendment No. 2 to the Schedule TO, filed on July 21, 2010.

(4)	Previously filed as an exhibit to Amendment No. 3 to the Schedule TO, filed on July 23, 2010.